EXHIBIT 99.1

Exhibit 99.1

September 19, 2006

Mr. Paul Huml

Chief Operating Officer

TFS Financial Corporation

Third Federal S&LA of Cleveland

7007 Broadway Avenue

Cleveland, OH 44105-1441

RE:	Appraisal Services

Dear Mr. Huml:

FinPro, Inc. (“FinPro”) would be pleased to assist Third Federal S&LA of Cleveland, (“the Bank”) and TFS Financial Corporation (“the Company”) in providing appraisal services for the planned minority stock offering (“Stock Offering”).

Section 1: Services to be Rendered

As part of the appraisal valuation, the following major tasks will be included:

•	conduct financial due diligence, including interviews of senior management and reviews of financial and other records;

•	gather an understanding of the Bank’s current and projected financial condition, profitability, risk characteristics, operations and external factors that might influence or impact the Bank;

•	prepare a detailed written valuation report of the Bank and the Company, that is consistent with applicable regulatory guidelines and standard valuation practices;

•	prepare and deliver an opinion, in form and substance acceptable to legal and tax counsel of the Bank and the Company, to the effect that the subscription rights granted to eligible account holders, the applicable stock benefit plans and others in connection with the stock offering, have no value.

The valuation report will:

•	include an in-depth analysis of the operating results and financial condition of the Bank and the Company;

•	assess the interest in conversion stocks;

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951

finpro@finpronj.com • www.finpronj.com

•	describe the business strategies of the Bank and the Company, the market area, competition and potential for the future;

•	include a detailed peer analysis of publicly traded savings institutions for use in determining appropriate valuation adjustments based upon multiple factors;

•	include a midpoint pro forma valuation along with a range of value around the midpoint value;

•	comply, in form and substance with all applicable requirements of regulatory authorities for purposes of its use to establish the estimated pro forma market value of the common stock of the Company following the Stock Offering.

The valuation report may be periodically updated during the stock offering process and will be updated at the time of the closing of the Stock Offering.

FinPro will perform such other services as are necessary or required in connection with the regulatory review of the appraisal and will respond to the regulatory comments, if any, regarding the valuation appraisal and any subsequent updates.

Section 2: Information Requirements of the Bank

To accomplish the tasks set forth in Section 1 of this proposal, the following information and work effort is expected of the Bank and the Company:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company;

•	allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel;

•	promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank and the Company;

•	provide FinPro with all support schedules required to compile Regulatory, Board and Management reports; and

•	provide FinPro with offering circular, prospectus and all other materials relevant to the appraisal function for the Stock Offering.

Section 3: Project Deliverables

The following is a list of deliverables that will result from FinPro’s effort:

1.	Appraisal document

2.	Final Appraisal document

Section 4: Term of the Agreement and Staffing

It is anticipated that it will take approximately six months of elapsed time to complete all of the tasks outlined in this proposal, including the final appraisal. FinPro recognizes that the initial appraisal must be completed by the end of November 2006 and commits to meeting the deadline.

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Section 5: Fees and Expenses

FinPro’s fees for providing the services outlined in this Agreement will be:

•	$70,000 for the initial appraisal and final appraisal; and

•	$6,500 for any appraisal updates.

This fee is payable according to the following schedule:

•	A non-refundable retainer of $15,000;

•	upon submission of the appraisal to the regulators, a non-refundable fee of $25,000; plus

•	upon completion of the Stock Offering, a non-refundable fee equal to the remainder; and

•	if appraisal updates are necessary, they will be payable upon delivery.

In addition to any fees that may be payable to FinPro hereunder, the Bank and the Company hereby agrees to reimburse FinPro for all of FinPro’s travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. Such out-of-pocket expenses will consist of travel to and from the Bank’s facilities from FinPro’s offices, normal delivery charges such as Federal Express, and costs associated with the valuation documents such as copying. It is FinPro policy to provide you with an itemized accounting of the out-of-pocket expenditures so that you can control them.

In the event that the Bank and the Company shall, for any reason, discontinue the proposed Stock Offering prior to delivery of the completed documents set forth above, the Bank and Company agree to compensate FinPro according to FinPro’s standard billing rates for consulting services based on accumulated time and expenses, not to exceed the respective fee caps noted above. FinPro’s standard hourly rates are as follows:

• Director Level and Above	$300
• Staff Consultant Level	$150

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank, the Company and FinPro. Such unforeseen events shall include, but not be limited to, major changes in the conversion or mutual holding company regulations, appraisal or processing procedures as they relate to the preparation of the appraisal, major changes in management or procedures, operating policies or guidelines, excessive delays or suspension of processing of Stock Offering applications by the regulators.

FinPro agrees to execute a suitable confidentiality agreement with the Bank and the Company. The Bank and Company acknowledge that all opinions, valuations and advice (written or oral) given by FinPro to the Bank and Company in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank and Company (and their directors, management, and attorneys) in connection with the matters contemplated hereby, and the Bank and Company agree that no such opinion, valuation, or advice shall be

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used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank and Company (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

Section 6: Representations and Warranties

FinPro, the Bank and the Company agree to the following:

1.)        The Bank and the Company agree to make available or to supply to FinPro the information set forth in Section 2 of this Agreement.

2.)        The Bank and the Company hereby represent and warrant to FinPro that any information provided to FinPro does not and will not, to the best of the Bank’s and Company’s knowledge, at the times it is provided to FinPro, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3.)        (a)        Subject to applicable Federal Regulations, the Bank and the Company shall: indemnify FinPro and hold it harmless against any and all losses, claims, damages or liabilities to which FinPro may become subject arising in any manner out of or in connection with the rendering of services by FinPro hereunder (including any services rendered prior to the date hereof) or the rendering of additional services by FinPro as requested by the Company or the Bank that are related to the services rendered hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities resulted directly from the negligence or willful misconduct of FinPro; and

  (b)        reimburse FinPro promptly for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the rendering of services by FinPro hereunder or the rendering of additional services by FinPro as requested by the Company or the Bank that are related to the services rendered hereunder (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); provided, however, that in the event a final judicial determination is made to the effect specified in subparagraph 3(a) above, FinPro will remit to the Company or the Bank any amounts reimbursed under this subparagraph 3(b).

The Company and the Bank agree that the indemnification and reimbursement commitments set forth in this paragraph 3 shall apply whether or not FinPro is a formal party to any such lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, employee or consultant of FinPro (each, with FinPro, an “Indemnified Person”).

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This Agreement constitutes the entire understanding of the Bank, the Company and FinPro concerning the subject matter addressed herein, and shall be governed and construed in accordance with the laws of the State of Ohio, except to the extent such law is super ceded by Federal laws. This Agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Bank, the Company and FinPro are not affiliated, and neither the Bank, the Company nor FinPro has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

Please confirm that the foregoing is in accordance with your understanding and agreement with FinPro by signing and returning to FinPro the duplicate of the letter enclosed herewith.

Sincerely:

/s/ Donald J. Musso	/s/ Marc A. Stefanski
Donald J. Musso	Marc A. Stefanski
President	Chairman, CEO and President
FinPro, Inc.	TFS Financial Corporation Third Federal S&LA of Cleveland

9/19/06	9-28-06
Date	Date

/s/ Paul J. Huml
Paul J. Huml
Chief Operating Officer
TFS Financial Corporation

SEPT 28, 2006
Date

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